Management's Discussion and Analysis of Financial Conditions and Results of
                Operations for the year ended December 31, 2005

--------------------------------------------------------------------------------

Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations should be read in conjunction with the 2005 audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles ("GAAP") and is expressed in Canadian dollars, unless otherwise stated. All tabular amounts are in thousands of Canadian dollars, except for share data and per share figures. This MD&A has been prepared as of April 28, 2006. The terms "the Company", "Royal Group" or "the Group" refer to Royal Group Technologies Limited and its business segments and subsidiaries.

Review and Approval by the Board of Directors
The Board of Directors, on the recommendation of the Audit Committee, approved the contents of this MD&A on April 29, 2006.

Company Information
This document along with additional information that will be of interest to investors, including the Annual Information Form, can be accessed on the Investor Relations section of our web site at www.royalgrouptech.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com. Royal Group's filings with the U.S. Securities and Exchange Commission ("SEC") can be found at www.sec.gov. To request a printed copy of the 2005 Annual Report, you may also contact Royal Group's transfer agent, Computershare Trust Company of Canada, at
(800) 564-6253, or via e-mail at service@computershare.com or investorrelations@royalgrouptech.com.

Accounting Estimates and Assumptions
The preparation of Royal Group's Consolidated Financial Statements that in accordance with GAAP requires Royal Group to make use of certain estimates and assumptions that affect the reported amounts in the Consolidated Financial Statements and the accompanying notes. These estimates and assumptions are based on historical experience and management's best knowledge of current events and actions that Royal Group may undertake in the future. Actual results could differ from those estimates. Certain factors, which could cause actual results to differ from those estimates, are discussed in more detail in the "Risks and Uncertainties" section of this MD&A. Estimates are used when accounting for certain items, the more critical of which are discussed in more detail in the "Critical Accounting Estimates" section of this MD&A.

Caution Regarding Forward-Looking Statements
This MD&A may contain certain forward-looking statements with respect to Royal Group. These statements are often, but not always made through the use of words or phrases such as "expect", "should ", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal Group specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual performance or results to be materially different from those anticipated in these forward-looking statements. Royal Group is under no obligation to update any forward-looking statements contained herein should material facts change due to new information, future events or other factors except as required by applicable law. For a more detailed discussion of the material factors or assumptions that were applied in drawing conclusions or making a forecast or projection set out in such forward looking information, see the sections of this MD&A entitled "Risks and Uncertainties" and "Critical Accounting Estimates".

This MD&A is organized into 6 sections:
--------------------------------------------------------------------------------

A.  Corporate Overview                                          Pages 3 to 11
    Business Overview
    Late Filing of 2005 Annual Report
    Summary of Significant Events
    Financial Impact of Write-downs and Unusual Charges
    Details of Write-downs and Unusual Charges
    Subsequent Events
B.  Consolidated Financial and Operating Results               Pages 12 to 21
    Change in Year-End
    Consolidated Financial Results
    Selected Annual Information
    Financial Results Analysis
C.  Financing and Risk Management                              Pages 22 to 25
    Liquidity and Capital Resources
    Commitments and Other Contractual Obligations
    Long Term Debt and Financial Instruments
    Outstanding Share Data
D.  Operating Environment                                      Pages 26 to 33
    Competition
    Investigations
    Class Action Lawsuits
    Criminal Investigation by the Antitrust Division of the
      United States Department of Justice
    Special Investigative Committee
    Financial Reporting and Disclosure
    Risks and Uncertainties
E.  Accounting Policies and Non GAAP Measures                  Pages 34 to 38
    Critical Accounting Estimates
    New Accounting Standards
    Future Income Tax Asset and Liabilities
    Related Party Transactions
    Non GAAP Financial Measures
F.  Additional Financial Information                           Pages 39 to 40
    Supplementary Information: 2005 and 2004 Quarterly Information
    Supplementary Information: Non GAAP Calculations
--------------------------------------------------------------------------------

A. Corporate Overview

Business Overview

Royal Group is a leading producer of innovative, attractive, durable and low-maintenance building and home improvement products for the North American marketplace. The Company has manufacturing operations located throughout North America to service its extensive customer network.

Royal Group believes that a significant portion of its sales is derived from residential renovation, repair and remodelling and the residential new construction markets. The residential renovation, repair and remodelling markets have demonstrated stable and consistent growth and have been less cyclical than the new construction demand market. According to the U.S. Census Bureau, residential renovation, repair and remodelling expenditures grew during 37 of the 41 years ending 2005, with a 7.8% compound annual growth rate over that 41-year period. Looking forward, according to the Home Improvement Research Institute, the total home improvement market is projected to grow approximately 4% annually from 2006 to 2009.

New home construction fundamentals also remain relatively strong, although they are softening slightly from their peak in 2005. According to the National Association of Homebuilders, U.S. housing starts were 2.03 million in 2005, and are expected to contract to 1.96 million in 2006. However, according to the Joint Center for Housing Studies at Harvard University, the demographic profile for new housing is more favourable over the next decade than it was during the past decade.

Late Filing of 2005 Annual Report

On March 14, 2006, Royal Group announced that it would not report its 2005 audited Consolidated Financial Statements on March 29, 2006, as previously expected. On March 31, 2006, the Company's banking syndicate agreed to a sixty-day extension for the Company to provide the banking syndicate with the 2005 audited Consolidated Financial Statements. On April 3, 2006, the Ontario Securities Commission ("OSC") issued a temporary cease trade order prohibiting all trading in securities of the Company by directors, officers and certain employees of the Company. The temporary cease trade order requires the Company to provide bi-weekly updates on its business until it is current with its filing obligations under Canadian securities laws. The OSC may impose an issuer cease trade order if the Company's financial results are not reported by May 31, 2006.

The late filing was caused by the combined impact of a number of issues, including the complexity of accounting for the numerous divestitures completed and being pursued, write-downs related thereto, the decision to amend the segmentation of Royal Group's financial results to better represent operations going forward, discussions with the SEC related to segmented financial reporting, goodwill evaluation and the various regulatory investigations.

Summary of Significant Events

During 2005 Royal Group embarked on significant restructuring and reorganization activities which in Management's view have led to a stronger and more focused organization that is better equipped to exploit strategic opportunities in its core business and position the Company to provide enhanced shareholder returns. The following highlights key events:

     Appointment of New Directors
     Royal Group continues to significantly enhance its corporate governance structure and practices. In 2005, five independent Directors were appointed bringing significant professional and business expertise to the Board. The Board is now comprised of nine external Directors and the Chief Executive Officer ("CEO").

     Conversion of Multiple Voting Shares
     In 2005, Royal Group received shareholder approval to collapse the Company's dual-class capital structure. Holders of all outstanding multiple voting shares, including the Company's former controlling shareholder, agreed to convert all such shares to common shares on a one for one basis. For additional information, see notes 2 and 13 of the 2005 audited Consolidated Financial Statements.

     Strengthened Management Team
     In May 2005, Royal Group announced the appointment of Lawrence J. Blanford as President and Chief Executive Officer replacing James Sardo, who had served as Director and Interim President, and Chief Executive Officer since November 2004. In July 2005, James G. Lawn was appointed as the new Chief Financial Officer ("CFO"), replacing Robert Lamoureux, Chairman of Royal Group's Board, who had been serving as the Interim CFO. In the fall of 2005, the senior management team was further strengthened with the addition of two new executive positions, the appointment of a Senior Vice President, Manufacturing, Engineering, and the appointment of a Senior Vice President, Global Materials and Supply. The Company also announced the appointment of a new President of the Outdoor Products Division in August 2005 and the appointment of a new President of the Royal Pipe Systems Division in December 2005.

     Sale Process
    During 2005, Royal Group announced that it was evaluating strategic alternatives including the sale of the Company. External financial advisors were engaged to assist the Company in evaluating interest from potential acquirers. A Special Committee of the Board was formed to oversee the sale process, including determining whether a sale would be in the best interests of the Company and its shareholders. The Special Committee retained an investment bank to provide it with independent advice as to the adequacy of any definitive proposal that is received. The Company established a data room and management presentations were made to qualified interested parties. A select few bidders remain at this time. Due diligence is anticipated to continue for a short period following the release of the 2005 audited Consolidated Financial Statements. No offer for shares of Royal Group has yet been made and there is no assurance that an offer will be made or a transaction concluded.

     Management Improvement Plan
     In 2005, important steps were taken to further strengthen and better position Royal Group for the future. Under the direction of the Company's President and CEO, and with the support of external advisors, a comprehensive four-part Management Improvement Plan ("the Plan") was developed. The Plan was approved by the Board of Directors in late September 2005.

     The development of the Plan was based on a thorough review of Royal Group's business performance, core competencies, and factors influencing its future ability to successfully compete. The Plan is intended to support either the sale of the Company, or its continuation as a public entity should an acceptable offer not result from the sale process. It contains the following key elements:

       I. Business unit portfolio restructuring
      II. Pursuit of cost and margin opportunities
     III. Development of strategies to deliver full potential of core businesses
      IV. Refinancing the Company on the strength of its balance sheet

       I. Business Unit Portfolio Restructuring

        The objective of enhancing the Company's financial performance through a greater focus on the Company's core business units has led to portfolio restructuring and the development of a divestiture program for non-core businesses. These non-core businesses include the Italian based machinery manufacturing companies, a distribution business, Royal Alliance Inc., Baron Metals Industries Inc., Royal Ecoproducts Co. Division, Vinyltech Inc., Roadex Transport Ltd., Novo Europe B.V., Royal Window Coverings Ltda (Brasil), and all other companies located outside of North America with the exception of China. For financial reporting purposes, the assets and liabilities of these non-core businesses have been reclassified as held for sale at December 31, 2005. In addition, certain of these non-core businesses are being reported as discontinued operations. For additional information, see note 4 of the 2005 audited Consolidated Financial Statements.

        Royal Group's core portfolio is now comprised of seven key business segments: Custom Profile and Mouldings, Building Products, Construction Products, Home Improvement Products, Window Covering Products, Materials, and Support. Refer to "Financial Results Analysis-Net Sales" for additional discussion on segments and products.

      II. Pursuit of Cost and Margin Opportunities

        The Company is focusing on securing cost and margin improvements to improve profitability. Key initiatives include the following:

          >> Improving manufacturing efficiencies through the use of high speed tooling, enhanced downstream cooling, statistical process control, quicker die changes and other advanced manufacturing techniques

          >> Rationalizing approximately 2 million square feet
             of excess manufacturing space
          >> Enhancing procurement capability by developing formalized strategic sourcing processes, and leveraging the Company's enterprise spend
          >> Analyzing profit by product and customer in all divisions in order to optimize profit improvement actions

     III. Development of Strategies to Deliver Full Potential of Core Businesses

        Management's strategic imperatives were determined through careful assessment of its core businesses. The initiatives that are common to all divisions are as follows:

          >> A focus on cellular and composite technology
          >> Accelerated development of the Royal brand supported by enhanced strategic marketing capability
          >> Cross marketing and product bundling

        The comprehensive review covered by the first three elements of the Plan, has led to the establishment of well-defined financial targets for each business and the Company.

      IV. Refinance the Company on the Strength of its Balance Sheet

        The Plan encompassed the exploration of options to refinance the Company. In December 2005, Royal Group successfully completed this fourth element of the Plan and extended its operating credit facility with its existing banking syndicate until December 31, 2006. In addition, management identified additional non-core assets, not required, such as real estate, that could be sold. Royal Group will continue to build financial capability and liquidity to reinvest in its core businesses.

Financial Impact of Write-downs and Unusual Charges

The Company recorded a net loss of $270.4 million for the twelve-months ended December 31, 2005 and a net loss of $271.1 million for the three-months ended December 31, 2005. The net loss for both periods was primarily the result of significant write-downs and unusual charges that were incurred in the fourth quarter of 2005.

To provide a better understanding of the Company's performance, the following charts provide a normalized view of the Company's financial results excluding the impact of the write-downs and the unusual charges for the following periods: the twelve-months ended December 31, 2005 versus the twelve-months ended December 31, 2004 and the three-months ended December 31, 2005 versus the three-months ended December 31, 2004. These normalized presentations are for information purposes only and are not in accordance with GAAP. They permit the reader to compare operating results prior to the significant charges.

Normalized twelve-months ended December 31, 2005 and twelve-months ended December 31, 2004


Consolidated statement of Earnings
(in thousands of Canadian dollars, except percentage amounts)


                                      ---------------------------------------------------------------------------------------
                                         Reported                                 Normalized        Reported
                                        12 months     Adjustments      Other      12 months        12 months       Other
                                          ended           for         Unusual       ended            ended        Unusual
                                        Dec. 31/05    Write-downs     Charges      Dec. 31/05      Dec. 31/04     Charges
                                       --------------------------------------------------------------------------------------
                                        (audited)                                 (unaudited)      (unaudited)
                                                                                     (A)

Net sales                              $ 1.696,353   $    -        $             $               $  1,664,661          -
                                                                                   1,696,353
Cost of sales                            1.298.090     (12,023) (1)                1,286,067        1,207,710    (12.936)(7)
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                               398,263      12,023                       410,286          456,951     12,936
Operating expenses                         444,202     (52,266)(2)   (33,558)(7)     358,378          339,252      1,762 (7)
OtherCosts                                  29,589     (29,589)(3)                         -                -
-----------------------------------------------------------------------------------------------------------------------------

Operating earnings (loss)                  (75,528)     93,878        33,558          51,908          117,699     11,174
Interest and financing changes              25,441                     1,076 (7)      26,517           26,150
-----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing
operations before income taxes and
minority interest                         (100,969)     93,878        32,482          25,391           91,549     11,174
Income taxes z(recovery)                     8,461      19,462(4)    (19,756)(6)       8,167           17,576      4,080 (7)
-----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing
operations before minority interest       (109,430)     74,416        52,238          17,224           73,973      7,094
Minority interests                             584         161                           745             (285)
-----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing
operations                                (108,846)     74,577        52,238          17,969           73,688      7,094
Discontinued operations, net of
income tax
   Loss from discontinued operations        (9,740)                                   (9,740)        (40, 565)    17.523 (7)
   Loss from write-down of business       (151,856)    151,856 (5)                         -                -
-----------------------------------------------------------------------------------------------------------------------------
Loss from discontinued operations         (161.596)    151,856                        (9,740)         (40.565)    17,523
-----------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                    $  (270,442)  $ 226,433 (8)  $ 52,238 (8)  $    8,229     $     33,123   $ 24,617
-----------------------------------------------------------------------------------------------------------------------------


                                      --------------------------------------------
                                       Normalized    Normalized 12 months ended
                                        12 months      Dec. 31/05 vs. Dec. 31/04
                                          ended          Dollar       Percentage
                                        Dec 31/04        Change         Change
                                      --------------------------------------------
                                         (unaudited)
                                             (B)         (A)-(B)

Net sales                               $ 1,664,661   $   31,692         19%

Cost of sales                             1,194,774       91,293        7.6%
----------------------------------------------------------------------------------
Gross profit                                469,887      (59,601)     -12.7%
Operating expenses                          341,014       17,364        5.1%
OtherCosts
----------------------------------------------------------------------------------

Operating earnings (loss)                   128,873      (76,965)     -59.7%
Interest and financing changes               26,150          367        1.4%
----------------------------------------------------------------------------------
Earnings (loss) from continuing
operations before income taxes and
minority interest                           102,723      (77,332)      -753%
Income taxes z(recovery)                    21,656       (13,489)      -623%
----------------------------------------------------------------------------------
Earnings (loss) from continuing
operations before minority interest          81,067      (63,843)     -78.8%
Minority interests                             (285)       1,030     -361.4%
----------------------------------------------------------------------------------
Earnings (loss) from continuing
operations                                   80,782      (62,813)     -77.8%
Discontinued operations, net of
income tax
   Loss from discontinued operations        (23,042)       13,302     -57.7%
   Loss from write-down of business
----------------------------------------------------------------------------------
Loss from discontinued operations            (23,042)     13,302      -57.7%
----------------------------------------------------------------------------------
Net earnings (loss)                    $      57,740   $ (49,511)     -85.7%
----------------------------------------------------------------------------------




(1) Cost of Sales predominately relates to a write-down for inventory to net realized value relating to discontinued operations and restructuring activities.
(2) Operating expenses includes a write-down for redundant fixed assets.
(3) Other cost includes a write-down primarily related to the Company's equity investments including Royal Building Systems Philippines, Royal Building Systems Hawaii and Aristoea.
(4) There was a net income tax recovery as a result of the above mentioned transactions.
(5) Loss from write-down of businesses reflects a net after tax write-down of the Company's investment in its non-core and non-performing operations. These businesses are identified in Note 4 of the audited Consolidated Financial Statements
(6) The tax adjustment includes a future tax valuation allowance of $26.002 booked in Q4 of 2005.
(7) For further detail on the remaining items see the 'Details of Write-downs and Unusual Charges" section of this 14D&A.
(8) Adjustments for Write-downs and Unusual Charges totals $278.7 million after tax, comprised of write-downs of $226.4 million and unusual charges of $52.2 million.

For the twelve-months ended December 31, 2005 Royal Group incurred a net loss of $270.4 million. Adjusting for write-downs and unusual charges, the resulting normalized twelve-months ended December 31, 2005 net income is $8.2 million.

Total charges for write-downs and unusual charges for the year were $278.7 million after-tax, comprised of write-downs of $226.4 million related to the divestitures and restructuring, plus unusual charges of $52.2 million. The unusual charges are detailed in the "Details of Write-downs and Unusual Charges" section of this MD&A.

The following are the significant items that comprise the $226.4 million after tax write-down. Included in Cost of sales is an inventory write-down of $9.7 million that arose in the operations of the Home Improvement Products Segment and the Construction Products Segment. The write-down pertaining to the Construction Products Segment was as a result of the restructuring of Royal Building Systems and the decision to exit certain markets. Included in Operating expenses is an impairment charge on fixed assets of $50.3 million arising primarily from the following: a write off of capitalized interest associated with assets held for sale of $7.7 million, the restructuring within the Construction Products segment of Royal Group's Royal Buildings Systems operations in North America and abroad of $11.1 million, the write-down of specific moulds along with the consolidation of operations within its Custom Profile and Mouldings Segment of $17.5 million, the write-down of certain assets no longer in use arising from the restructuring and consolidation of the Window Covering Products operations in the U.S. of $1.8 million, and the restructuring of Royal Group's machinery and tooling operations within the Support segment of $8.7 million.

Included in Other costs of $29.6 million is the write-down of investments to net realizable value of holdings in Italy, Hawaii and the Philippines.

Unusual items in Operating expenses in 2005 totalled $33.6 million. Included are fees related to the sale process and the costs related to the development of the Plan, legal provisions, investigation costs, and the loss on the divestiture of the wood blind business. These costs were offset by the reversal of a bonus accrual and a gain realized on the sale of land related to a settlement with the former controlling shareholder.

The loss from the write-down on investments to net realizable value of discontinuing operations is $151.9 million after-tax or $167.6 million pre-tax. Discontinued operations include, Royal Building Systems Argentina, Royal Building Systems Colombia, Royal Building Systems Mexico, Royal Building Systems Poland, Baron Metals Industries Inc. Royal Alliance Inc., Royal Window Coverings LTDA (Brasil), Novo Europe B.V., Royal Ecoproducts Co. Division and Amut S.p.A.

In 2004, Royal Group incurred unusual charges of $24.6 million after-tax. Included in these unusual charges is an impairment charge in the Mexican operations of $17.5 million and a pre-tax inventory write-down of $12.9 million in the Window Covering Products segment.

On a normalized basis for the twelve-month period ended December 31, 2005 Royal Group had a Net income of $8.2 million compared to a normalized Net income of $57.7 million for the twelve-month period ended December 31, 2004. The decline in Net income was attributable to higher raw material costs and energy costs coupled with higher Operating expenses as a result of higher transportation and fuel costs, increased staffing, higher marketing expenses, the implementation of a new enterprise management system, higher professional fees, and compliance costs related to the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act").

Normalized three-months ended December 31, 2005 and three-months ended December 31, 2004


Consolidated Statement of Earnings
(in thousands of Canadian dollars, except percentage amounts)


                                      --------------------------------------------------------------------------------------
                                         Reported                                 Normalized        Reported
                                        12 months     Adjustments      Other      12 months        12 months       Other
                                          ended           for         Unusual       ended            ended        Unusual
                                        Dec. 31/05    Write-downs     Charges      Dec. 31/05      Dec. 31/04     Charges
-----------------------------------------------------------------------------------------------------------------------------
                                        (audited)                                 (unaudited)      (unaudited)
                                                                                     (A)

Net sales                              $ 404,408    $                 $           $  404,408        $ 359,035   $
Cost of sales                            323,018       (12,023)(1)                   310,995          290,860    (12,936)(7)
---------------------------------------------------------------------------------------  -----------------------------------
Gross prod                                81,390        12.023                        93,413           68,175     12.936
Operating expenses                       160.705       (52.266)(2)    (18,921)(7)     89,518           81,613      5,125 (7)
Other costs                               29,589       (29,589)(3)                         -                -
---------------------------------------------------------------------------------------  -----------------------------------
Operating earnings (loss)               (108,904)       93,878         18,921          3,895          (13,438)     7.811
Interest and financing charges             3,183                                       3,183                       5,328
---------------------------------------------------------------------------------------  -----------------------------------
Earnings (loss) from continuing
operations before income taxes and
minority interest                       (112.087)       93,878         18,921            712          (18,766)     7,811
Income taxes (recovery)                    5,680        19,462(4)     (29,678)(6)     (4,536)          (9,862)(7)  3,107
                                      --------------------------------------------------------------------------------------
Earnings (loss) from continuing
operations before minority interest     (117,767)       74,416         48,599          5,248           (8,904)     4,704
Minority interest                          1,084           161                         1,245             (370)
----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing
operations                              (116,683)       74,577         48.599          6,493           (9,274)     4,704
Discontinued operations, net of
income tax
    Loss from discontinued operations     (2,588)                                     (2,588)         (26,916)    17.523 (7)
    Loss From write-down of businesses  (151,856)      151.856 (5)                         -                -
----------------------------------------------------------------------------------------------------------------------------
Loss from discontinued operartions      (154,444)      151.856                        (2,588)         (26.916)    17,523
----------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                   $ (271,127)    $ 226,433(8)   $  48,599       $  3,905      $   (36,190)    22,227
----------------------------------------------------------------------------------------------------------------------------



                                      ---------------------------------------------
                                        Normalized    Normalized 12 months ended
                                         12 months      Dec. 31/05 vs. Dec. 31/04
                                           ended          Dollar       Percentage
                                         Dec 31/04        Change         Change
-----------------------------------------------------------------------------------
                                          (unaudited)
                                              (B)         (A)-(B)

Net sales                                 $  359,035       45,373          12.6%
Cost of sales                                277,924       33,071          11.9%
-----------------------------------------------------------------------------------
Gross prod                                    81,111        12,302         15.2%
Operating expenses                            86,738        2,780           3.2%
Other costs
-----------------------------------------------------------------------------------
Operating earnings (loss)                     (5,627)       9,522        -169.2%
Interest and financing charges                 5,328       (2,145)        -40,3%
-----------------------------------------------------------------------------------
Earnings (loss) from continuing
operations before income taxes and
minority interest                            (10,955)      11,667        -106.5%
Income taxes (recovery)                       (6,755)       2,219         -32.8%
                                      ---------------------------------------------
Earnings (loss) from continuing
operations before minority interest           (4,200)       9,448        -224.9%
Minority interest                               (370)       1,615         -4365%
-----------------------------------------------------------------------------------
Earnings (loss) from continuing
operations                                    (4,570)      11,063        .242,1%
Discontinued operations, net of
income tax
    Loss from discontinued operations         (9,393)       6,805         -72.4%
    Loss From write-down of businesses
-----------------------------------------------------------------------------------
Loss from discontinued operartions            (9,393)       6,805         -72.4%
-----------------------------------------------------------------------------------
Net earnings (loss)                        $ (13,963)    $ 17,868        -128.0%
-----------------------------------------------------------------------------------

 (1) Cost of Sales predominately relates to a write-down for inventory to net realized value relating to discontinued operations and restructuring activities.
 (2) Operating expenses includes a write-down for redundant fixed assets.
 (3) Other cost includes a write-down primarily related to the Company's equity investments including Royal Building Systems Philippines,
     Royal Building Systems Hawaii and Aristoca. (4) There was a net income tax recovery as a result of the above mentioned transactions.
 (5) Loss from write-down of businesses reflects a net after tax write-down of the Company's investment in its non-core and non-performing operations These businesses are identified in Note 4 of the audited Consolidated Financial Statements.
 (6) The tax adjustment includes a future tax valuation allowance of $26,002 booked in Q4 of 2005
 (7) For his her detail on the remaining items see the 'Details of Write-downs and Unusual Charges" section of this MD&.A
 (8) Adjustments for Write-downs and Unusual Charges totals $275.0 million after tax, comprised of write-downs of $226.4 million and unusual charges of $48.6 million

Total charges for write-downs and unusual items that arose in the fourth quarter 2005 totalled $275.0 million after-tax, of which $226.4 million after tax related to the write-downs and $48.6 million after-tax related to unusual charges. For additional information, refer to the previous chart and discussion that compares the normalized twelve-months ended December 31, 2005 versus the normalized twelve-months ended December 31, 2004 and the following table that details the write-downs and unusual charges.

Details of Write-downs and Unusual Charges

The following table details the write-downs and unusual charges that were incurred in the three-months ended December 31, 2005 compared to the three-months ended December 31, 2004 as well as the twelve-months ended December 31, 2005 compared to the twelve-months ended December 31, 2004.


Unusual charges reported in earnings (loss) from continued operations

                                                      ------------------------------------------------------
(unaudited)                                               3 months      3 months    12 months    12 months
                                                           ended         ended       ended         ended
(in thousands of Canadian dollars)                       Dec 31/05     Dec 31/04   Dec. 31/05   Dec 31/04
------------------------------------------------------------------------------------------------------------

Adjustments for Restructuring, Divestitures and
Write-downs
Severance                                              $    719       $           $     719       $     -
Inventory write-down to net realizable value              9,677              -        9,677             -
Adjustments to accruals & other                           1,627              -        1,627             -
------------------------------------------------------------------------------------------------------------
Total adjustments to Cost of sales                     12,023                _       12,023             -
------------------------------------------------------------------------------------------------------------

Impairment on redundant fixed assets                     50,268              -       50,268             -
Provision for litigation                                  1,024              -        1,024             -
Severance                                                   374              -          374             -
Adjustment to accruals & other                              600              -          600             -
------------------------------------------------------------------------------------------------------------
Total adjustments to Operating expenses                  52,266              -       52,266             -
------------------------------------------------------------------------------------------------------------

Loss on divestiture of wood blind business in Mexico     (1,335)             -       (1,335)            -
Writedown of investments to estimated net realizable
value                                                    30,924              -       30,924             -
------------------------------------------------------------------------------------------------------------
Total adjustments to Other costs                         29,589              -       29,589             -
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Adjustments to Minority interest                            161              -          161             -
------------------------------------------------------------------------------------------------------------

Tax effect                                              (19,462)             -      (19,462)            -
------------------------------------------------------------------------------------------------------------
Total                                                 $  74,577       $      -    $  74,577       $     -
------------------------------------------------------------------------------------------------------------

Other Unusual Charges
---------------------
------------------------------------------------------------------------------------------------------------
Inventory write-down to net realizable value          $       -       $ 12,936            -     $  12,936
------------------------------------------------------------------------------------------------------------

Reversal of bonus accrual - 2004                          1,500              -       (4,500)            -
Gain on sale of land related to settlement with
controlling shareholder                                       -              -       (1,300)            -
Investigation costs                                       3,311          1,020        6,478         3,586
Sale process and strategic planning costs                 8,509              -       19,663             -
Provision for litigation                                  5,601              -        8,050             -
Gain on the sale of real estate                               -         (1,551)        (760)       (2,549)
Gain on buyback of medium term notes                          -              -            -          (813)
Pension curtailment gain                                      -         (3,906)           -        (3,906)
Severances                                                    -           (688)           -         1,920
Loss on divestiture of wood blind business in Mexico          -              -        5,927
------------------------------------------------------------------------------------------------------------
Total adjustments to Operating expenses                $ 18,921        $(5,125)    $ 33,558    $   (1,762)
------------------------------------------------------------------------------------------------------------

Interest income on settlement with controlling                -              -       (2,200)            -
shareholder                                                   -              -        1,124             -
Write-off of credit facility fees on financing not
pursued
------------------------------------------------------------------------------------------------------------
Total adjustments to Interest and financing charges    $      -        $     -    $  (1,076)     $      -
------------------------------------------------------------------------------------------------------------

Tax effect                                               29,678         (3,107)      19,756        (4,080)
------------------------------------------------------------------------------------------------------------
Total                                                  $ 48,599        $ 4,704    $  52,238        $7,094
------------------------------------------------------------------------------------------------------------

Unusual charges reported in earnings (loss) from discontinuing operations

Writedown of investments to estimated net realizable
value                                                  $167,566        $     -    $  67,566      $      -
Impairment charge in Mexican operations                       -              -            -        17,523
Tax effect                                              (15,710)        17,523      (15,710)
------------------------------------------------------------------------------------------------------------
Total                                                  $151,856        $17,523    $ 151,856      $ 17,523
------------------------------------------------------------------------------------------------------------
Total                                                 $ 275,032        $22,227    $ 278,671      $ 24,617
------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Summary
--------
Adjustments for Restructuring, Divestitures and
Write-downs                                            $ 74,577         $    -     $ 74,577       $     -
Unusual charges reported in earnings (loss) from
discontinuing operations                                151,856              -      151,856
-----------------------------------------------------------------------------------------------------------
Sub Total                                              $226,433         $    -     $226,433       $     -
-----------------------------------------------------------------------------------------------------------

Other Unusual Charges                                  $ 48,599        $ 4,704     $ 52,238       $ 7,094
Unusual charges reported in earnings (loss) from
discontinuing operations                                      -         17,523            -        17,523
-----------------------------------------------------------------------------------------------------------
Sub Total                                              $ 48,599        $22,227     $ 52,238       $24,617
-----------------------------------------------------------------------------------------------------------
TOTAL                                                  $275,032        $22,227     $278,671       $24,617
-----------------------------------------------------------------------------------------------------------


Subsequent Events

Sale of Non-Core Businesses and Non-Core Assets
Subsequent to the year-end, the Company completed the sale of certain non-core business units and non-performing operations as part of its previously announced plan for improving the financial performance and liquidity of the Company. The proceeds received on these sales were $91.2 million and are not materially different from the Company's expectations.

The Company completed the sales of Royal Alliance Inc., Amut S.p.A. and Baron Metals Industries Inc. The financial position of these businesses has been reclassified as held for sale at December 31, 2005 and their financial results have been segregated and presented separately as discontinued operations for the year ended December 31, 2005 and the fifteen months ended December 31, 2004.

The Company also completed the sale of Vinyltech Inc., the assets of a tooling company located in Woodbridge, Ontario and 550 thousand square feet of excess manufacturing space. At December 31, 2005, the net assets for the above-noted entities and the excess manufacturing space were classified as assets held for sale in the Consolidated Financial Statements.

In addition, the Company announced that it has identified additional assets, mainly excess real estate of approximately 1,450 thousand square feet, which the Company expects to be sold during the remainder of 2006.

Other
On April 27, 2006, Royal Group entered into an agreement to acquire U.S. startup Tech-Wood USA, LLC of Greenwood, South Carolina. Tech-Wood has a patented polymer and wood-fiber technology for manufacturing wood-polymer composite products such as decking, fencing, railing and other building materials. Tech-Wood holds the exclusive North American rights to this technology.

B. Consolidated Financial and Operating Results

Change in Year-End

In 2004, Royal Group changed its fiscal year end to December 31 from September
30. The change to the calendar year basis is more consistent with its sales planning and business reporting activities and programs. Accordingly, this MD&A covers the results for the twelve-months ended December 31, 2005 as compared to the fifteen-months ended December 31, 2004. However, in order to provide readers with meaningful analysis of the comparative results, the MD&A also provides, where specified, the twelve-month period ended December 31, 2005 and the twelve-month period ended December 31, 2004.

Consolidated Financial Results

The Company's consolidated financial results are presented below. With the exception of the twelve-months ended September 30, 2003, the Statement of Earnings for all prior periods has been restated to reflect the required accounting treatment for discontinued operations in accordance with GAAP.

Statement of Earrings
(in thousands of Canadian dollars, except per share amounts)

                                                         ---------------------------------------------------------------------------
                                                                    3 months         (Restated)          12 months      (Restated)
                                                                       ended           3 months              ended       15 months
                                                                  Dec. 31/05              ended         Dec. 31/05           ended
                                                                                     Dec. 31/04                         Dec. 31/04
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         (audited)       (audited)


Net sales                                                $         404,408  $         359,035  $       1,696,353  $      2,026,396
Cost of sales                                                      323,018            290,860          1,298,090          1,457,881
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                        81,390             68,175            398,263            568,515
Operating expenses                                                 160,705             81,613            444,202            413,445
Other costs                                                         29,589                  -             29,589                  -
------------------------------------------------------------------------------------------------------------------------------------
Operating earnings (loss)                                         (108,904)           (13,438)           (75,528)           155,070
Interest and financing charges                                       3,183              5,328             25,441             34,837
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before
income taxes and minority interest                                (112,087)           (18,766)          (100,969)           120,233
Income taxes (recovery)                                              5,680             (9,862)             8,461             37,164
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before
minority interest                                                 (117,767)            (8,904)          (109,430)            83,069
Minority interests                                                   1,084               (370)               584               (295)
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                        (116,683)            (9,274)          (108,846)            82,774
Discontinued operations, net of income tax
   Loss from discontinued operations                                (2,588)           (26,916)            (9,740)           (45,925)
   Loss from write-down of businesses                             (151,856)                             (151,856)
------------------------------------------------------------------------------------------------------------------------------------
Loss from discontinued operations                                 (154,444)           (26,916)          (161,596)           (45,925)
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                      $        (271,127)  $        (36,190) $        (270,442) $          36,849
------------------------------------------------------------------------------------------------------------------------------------


                                                         --------------------------------------
                                                                (Restated)           12 months
                                                                 12 months               ended
                                                                     ended         Sept. 30/03
                                                                Dec. 31/04
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                                               (unaudited)           (audited)

Net sales                                                $      1,664,661  $       1,885,397
Cost of sales                                                    1,207,710         1,497,277
-----------------------------------------------------------------------------------------------
Gross profit                                                       456,951           388,120
Operating expenses                                                 339,252           402,127
Other costs                                                              -                 -
-----------------------------------------------------------------------------------------------
Operating earnings (loss)                                          117,699           (14,007)
Interest and financing charges                                      26,150            50,712
-----------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before
income taxes and minority interest                                  91,549           (64,719)
Income taxes (recovery)                                             17,576            (4,483)
-----------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before
minority interest                                                   73,973           (60,236)
Minority interests                                                    (285)            2,025
-----------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                          73,688           (58,211)
Discontinued operations, net of income tax
   Loss from discontinued operations                               (40,565)
   Loss from write-down of businesses
-----------------------------------------------------------------------------------------------
Loss from discontinued operations                                  (40,565)                -
-----------------------------------------------------------------------------------------------
Net earnings (loss)                                      $          33,123 $         (58,211)
-----------------------------------------------------------------------------------------------

For the three-months ended December 31, 2005, Royal Group's sales were $404.4 million, representing a 12.6% increase from the same period in 2004. Double-digit sales growth was primarily a result of selling price increases, with volume increases being recorded in certain business segments. The selling price and volume increases were partially offset by the impact of a weakening U.S. dollar on sales exported from Canada to the U.S. The Company's gross profit percentage of sales for the quarter ended December 31, 2005 was 20.1% versus 19.0% for the quarter ended December 31, 2004. The increase was primarily attributable to the fact that the Company was able to transfer the increase in raw material costs along to its customers in the fourth quarter of 2005. Operating expenses increased by $79.1 million which is primarily related to the write-down of fixed assets no longer being used and unusual charges recorded in the fourth quarter of 2005. Other Costs increased by $29.6 million, which is primarily related to the write-down of the Company's equity investments in Italy, Hawaii, and the Philippines.

For the twelve-months ended December 31, 2005, Royal Group's sales were $1,696.4 million, up slightly from $1,664.7 million for the twelve-months ended December 31, 2004. The sales increase was primarily driven by price increases initiated in the fourth quarter of 2005, with volume increases occurring throughout the year in certain business segments. The price and volume increases were partially offset by the impact of the weakening U.S. dollar on sales exported to the U.S. As discussed above, the Company's gross profit percentage of sales declined to 23.5% for the year ended December 31, 2005 compared to 27.5% for the twelve-months ended December 31, 2004. This decline was mainly attributable to the Company's inability to transfer the cost increases relating to raw material prices to customers until the fourth quarter. Operating expenses and Other costs were higher for the twelve-months ended December 31, 2005 mostly due to the unusual charges as described above.

Supplementary Information

The following table should be used for information purposes only and is not prepared in accordance with GAAP. The purpose of the table is to permit the reader to compare the financial results for the twelve-month period ended December 31, 2005, prior to reflecting the presentation of discontinued operations with the twelve and fifteen-month periods ended December 31, 2004 that have been reported.

Adjusted Consolidated Statement of Earnings
(in thousands of Canadian dollars)


                                                               ---------------------------------------------------------------
                                                                   Reported              Reversal of           Adjusted
                                                                   12 months             Discontinued         12 months
                                                                     ended                Operations             ended
                                                                  Dec. 31/05           Reclassification       Dee. 31/05
------------------------------------------------------------------------------------------------------------------------------
                                                                   (audited)                                  (unaudited)
 Net sales                                                     $       1,696,353     $         221,303     $       1,917,656
 Cost of sales                                                         1,298,090               175,010             1,473,100
------------------------------------------------------------------------------------------------------------------------------
 Gross profit                                                            398,263                46,293               444,556
 Operating expenses                                                      444,202                47,955               492,157
 Other costs                                                              29,589               167,565               197,154
------------------------------------------------------------------------------------------------------------------------------
 Operating earnings (loss)                                               (75,528)             (169,227)             (244,755)
 Interest and financing charges                                           25,441                15,347                40,788
------------------------------------------------------------------------------------------------------------------------------
 Earnings (loss) from continuing operations before
 income taxes and minority interest                                     (100,969)             (184,574)              (255543)
 Income taxes (recovery)                                                   8,461               (21,606)              (13,145)
------------------------------------------------------------------------------------------------------------------------------
 Earnings (loss) from continuing operations before
 minority interest                                                      (109,430)             (162,968)             (272,398)
 Minority interests                                                          584                 1,372                 1,956
------------------------------------------------------------------------------------------------------------------------------
 Earnings (loss) from continuing operations                             (108,846)             (161,596)             (2 70,44)
 Discontinued operations, net of income tax
    Loss from discontinued operations                                     (9,740)                9,740                     -
    Loss from write-down of businesses                                  (151,856)              151,856                     -
------------------------------------------------------------------------------------------------------------------------------
 Loss from discontinued operations                                      (161,596)              161,596                     -
------------------------------------------------------------------------------------------------------------------------------
 Net earnings (loss)                                           $        (270,442)    $               -     $        (270,442)
------------------------------------------------------------------------------------------------------------------------------


                                                               ---------------------------------------
                                                                   Reported           Reported
                                                                   15 months         12 months
                                                                     ended             ended
                                                                  Dec. 31/04        Dec. 31/04
------------------------------------------------------------------------------------------------------
                                                                   (audited)        (unaudited)
 Net sales                                                     $       2,335,131  $       1,920,749
 Cost of sales                                                         1,735,389          1,439,576
------------------------------------------------------------------------------------------------------
 Gross profit                                                            599,742            481,173
 Operating expenses                                                      472,964            388,526
 Other costs                                                                   -                  -
------------------------------------------------------------------------------------------------------
 Operating earnings (loss)                                               126,778             92,647
 Interest and financing charges                                           50,651             39,329
------------------------------------------------------------------------------------------------------
 Earnings (loss) from continuing operations before
 income taxes and minority interest                                       76,127             53,318
 Income taxes (recovery)                                                  38,960             19,123
------------------------------------------------------------------------------------------------------
 Earnings (loss) from continuing operations before
 minority interest                                                        37,167             34,195
 Minority interests                                                         (318)            (1,072)
------------------------------------------------------------------------------------------------------
 Earnings (loss) from continuing operations                               36,849             33,123
 Discontinued operations, net of income tax
    Loss from discontinued operations                                          -                  -
    Loss from write-down of businesses                                         -                  -
------------------------------------------------------------------------------------------------------
 Loss from discontinued operations                                             -                  -
------------------------------------------------------------------------------------------------------
 Net earnings (loss)                                           $          36,849  $          33,123
------------------------------------------------------------------------------------------------------

In 2005, as part of the Plan, the Board of Directors had approved initiatives to divest of certain non-core business units and non-performing operations. Accordingly, the financial results of the following non-core business units have been segregated and presented separately as part of the discontinued operations:
Royal Building Systems Argentina, Royal Building Systems Colombia, Royal Building Systems Mexico, Royal Building Systems Poland, Baron Metals Industries Inc., Royal Alliance Inc., Royal Window Coverings LTDA (Brasil), Novo Europe B.V., Royal Ecoproducts Co. Division and Amut S.p.A.

The Company's investments in these non-core businesses were measured at the lower of their carrying amount or fair value less cost to sell. In determining the write-down of the investments, the Company estimated fair value based on draft sales agreements, letters of intent and appraisals.

As a result, the Company has reported a net loss after taxes of $161.6 million from discontinued operations for the twelve-months ended December 31, 2005. This loss was comprised of a write-down of investments totalling $151.9 million and an operating loss of $9.7 million.

Selected Annual Information

The below table summarizes selected annual information from the Company's Consolidated Financial Statements.


-------------------------------------------------------------------------------------------------------------------------
                                                                                      12 months              15 months
(in thousands of Canadian dollars,                                                        ended                  ended
   except per share amounts)                                                         Dec. 31/05             Dec. 31/04
-------------------------------------------------------------------------------------------------------------------------

(audited) (audited) (audited) (unaudited)
 Net sales                                                                 $          1,696,353  $          2,026,396
 Earnings (loss) from continuing operations                                            (108,846)               82,774
 Net earnings (loss)                                                                   (270,442)               36,849
-------------------------------------------------------------------------------------------------------------------------
 Basic earnings (loss) per share from continuing operations                               (1.16)                 0.89
 Diluted earnings (loss) per share from continuing operations                             (1.16)                 0.87
 Basic earnings (loss) per share                                                          (2.89)                 0.39
 Diluted earnings (loss) per share                                                        (2.89)                 0.38
-------------------------------------------------------------------------------------------------------------------------
 Weighted average number of shares (Basic)                                           93,437,705            93,342,490
 Weighted average number of shares (Diluted)                                         93,437,705            94,763,312
-------------------------------------------------------------------------------------------------------------------------
 Total assets                                                                         2,036,253             2,444,972
 Long-term debt                                                                         250,721               303,214
-------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
                                                                                         12 months             12 months
(in thousands of Canadian dollars,                                                           ended                 ended
   except per share amounts)                                                            Sep. 30/03            Dec. 31/04
--------------------------------------------------------------------------------------------------------------------------

(audited) (audited) (audited) (unaudited)
 Net sales                                                                 $        1,885,397     $          1,664,661
 Earnings (loss) from continuing operations                                                 -                   73,688
 Net earnings (loss)                                                                  (58,211)                  33,123
--------------------------------------------------------------------------------------------------------------------------
 Basic earnings (loss) per share from continuing operations                                 -                     0.79
 Diluted earnings (loss) per share from continuing operations                               -                     0.78
 Basic earnings (loss) per share                                                        (0.62)                    0.35
 Diluted earnings (loss) per share                                                      (0.62)                    0.34
--------------------------------------------------------------------------------------------------------------------------
 Weighted average number of shares (Basic)                                         93,219,925               93,352,973
 Weighted average number of shares (Diluted)                                       93,219,925               94,773,795
--------------------------------------------------------------------------------------------------------------------------
 Total assets                                                                       2,530,454                2,444,972
 Long-term debt                                                                       383,332                  303,214
--------------------------------------------------------------------------------------------------------------------------

(1) With the exception of the twelve months ended September 30, 2003, the financial information for all prior periods have been restated from that previously reported in accordance with required accounting policies for discontinued operations.

Financial Results Analysis

Net Sales

Historically, Royal Group's financial reporting structure distinguished between its Products and Support operations. This structure allowed for the measurement of the profitability of the Company's extensive vertically integrated operations. In 2005, the new management team has determined that the segments should change to better reflect the Plan. As a result, the prior periods sales have been restated to reflect the presentation of the new segments adopted. The following table summarizes the Company's new segments.


-----------------------------------------------------------------------------------------------------------------------------------

         Reportable Segments                                          Key Core Product Divisions
-----------------------------------------------------------------------------------------------------------------------------------

Custom Profiles & Mouldings               Custom Window Profiles and Interior & Exterior Mouldings
-----------------------------------------------------------------------------------------------------------------------------------

Building Products                         Exterior Cladding
-----------------------------------------------------------------------------------------------------------------------------------

Construction Products                     Pipe and Fittings and Building Systems
-----------------------------------------------------------------------------------------------------------------------------------

Home Improvement Products                 Deck, Fence and Railing and Outdoor Storage
-----------------------------------------------------------------------------------------------------------------------------------

Window Covering Products                  Windows Coverings
-----------------------------------------------------------------------------------------------------------------------------------

Materials                                 Materials (Resins, Additives, PVC and Recycling)
-----------------------------------------------------------------------------------------------------------------------------------

Support                                   Real Estate
-----------------------------------------------------------------------------------------------------------------------------------


The following chart summarizes net sales ("sales") by segment for the three-months ended December 31, 2005 and the comparable period in 2004, the twelve-months ended December 31, 2005 and the fifteen-months ended December 31, 2004. Sales for the twelve-months ended December 31, 2004 have been presented for comparative purposes. Sales for the current year and the comparative prior period include only sales from continuing operations. Sales for each segment are shown net of intercompany sales eliminations.



                                      ---------------------------------------------------------------------------------------------
                                                3 months           3 months     Percentage         12 months          15 months
(in thousands of Canadian dollars,                 ended              ended        Change              ended              ended
  except percentages)                         Dec. 31/05         Dec. 31/04       05 vs. 04       Dec. 31/05         Dec. 31/04
-----------------------------------------------------------------------------------------------------------------------------------
                                             (unaudited) (unaudited) (audited)
(audited) (unaudited)

Custom Profiles &Mouldings             $         181,935  $         164,812        10%     $         727,248  $         920,899
Building Products                                 78,655             67,280        17%               324,948            385,254
Construction Products                             87,328             66,918        31%               332,627            344,568
Home Improvement Products                         21,933             21,782        1%                155,791            168,413
-Window Covering Products                         30,226             33,630       -10%               136,078            183,969
Materials                                          4,120              4,102        0%                 16,345             21,413
Support                                              211                511       -59%                 3,316              1,880
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                              $         404,408  $         359,035        13%     $       1,696,353  $       2,026,396
-----------------------------------------------------------------------------------------------------------------------------------


                                      -----------------------------------------------
                                       Percentage         12 months     Percentage
(in thousands of Canadian dollars,        Change              ended        Change
  except percentages)                    05 vs. 04,      Dec. 31/04       05 vs. 04
-------------------------------------------------------------------------------------

(audited) (unaudited)

Custom Profiles &Mouldings                -21%     $        743,990         -2%
Building Products                         -16%              314,966         3%
Construction Products                     -3%               287,722         16%
Home Improvement Products                 -7%               148,957         5%
-Window Covering Products                 -26%              149,256         -9%
Materials                                 -24%               17,643         -7%
Support                                   76%                 2,127         56%
-------------------------------------------------------------------------------------
Net sales                                 -16%     $      1,664,661         2%
-------------------------------------------------------------------------------------


Sales revenue for the quarter ended December 31, 2005 was $404.4 million compared to $359.0 million in the quarter ended December 31, 2004, an increase of $45.4 million or 12.6%. The selling price increases implemented during the fourth quarter of 2005 were the leading driver for the improvement, along with sales volume increases. These increases partially offset the impact of the exposure to sales revenue from the weakening U.S. dollar.

In the twelve-month period ended December 31, 2005, sales revenue was $1,696.4 million compared to $2,026.4 million, a decrease of $330.0 million resulting from the different fiscal reporting periods. For the comparative twelve-month period ended December 31, 2004, sales revenue was $1,664.7 million. The increase for the comparative periods of $31.7 million or 1.9% was primarily driven by Royal Group's move to implement price increases across a number of segments in the fourth quarter of 2005 to compensate for the increase in raw material costs. The raw material cost increases were partially driven by the impact to supply from the unusually volatile hurricane season experienced throughout the southern and mid states in the U.S. The impact of the price increase, along with the improvement in sales volumes was partially offset by the impact of the weakening of the U.S. dollar.

Custom Profiles & Mouldings
Sales revenue in the quarter ended December 31, 2005 from custom window profiles and interior and exterior mouldings improved by $17.1 million or 10.4% from $164.8 million in 2004 to $181.9 million in 2005. The higher sales revenue for the fourth quarter, despite the strengthening of the Canadian dollar, was primarily due to an improvement in sales volumes.

Sales revenue in 2005 was $727.2 million compared with $920.9 million in the fifteen-month period ended December 31, 2004, a change of $193.7 million period over period, primarily the result of the different fiscal reporting periods. Sales revenue has declined by $16.8 million or 2.2% based on the comparative twelve-month period ended December 31, 2004 when sales revenue was $744.0 million. This decline has been driven by the strengthening of the Canadian dollar compared to the U.S. dollar and is partially offset by the improvement in sales volumes.

Building Products
For the quarter ended December 31, 2005, sales revenue related to exterior cladding was $78.7 million compared to $67.3 million in 2004, an increase of $11.4 million or 16.9%. The improvement is primarily the result of the rise in sales volume along with the impact of price increases implemented during the fourth quarter. These increases have been partially offset by a less favourable product mix.

Year to date December 31, 2005, sales revenue was $324.9 million compared with $385.3 million for the fifteen-month period ended December 31, 2004, a change of $60.4 million as a result of the different fiscal reporting periods. For the comparative twelve-month period ended December 31, 2004, sales revenue was $315.0 million. The increase of $9.9 million or 3.1% for the comparative period was driven by higher volume sales and by fourth quarter price increases targeted to address rising material costs and the weakening of the U.S. dollar.

Construction Products
Construction product sales revenue, including pipe and fittings and the non-divested operations of the North American Royal Buildings Systems, increased $20.4 million or 30.5% from sales of $66.9 million in fourth quarter 2004 to sales of $87.3 million in fourth quarter 2005. The increase was equally due to price increases and sales volume improvements.

Sales revenue for the twelve-month period ended December 31, 2005 was $332.6 million compared with $344.6 million for the fifteen-month period ended December 31, 2004, a change of $12.0 million resulting from the different fiscal reporting periods. Sales revenue for the comparative twelve-month period ended December 31, 2004 was $287.7 million resulting in the increase of $44.9 million or 15.6% for the comparable period. Higher selling prices were implemented to cover substantially all material price increases. In addition, increased demand for pipe and fire protection services led to higher sales volume which was only marginally affected by the weakening of the U.S. dollar.

Home Improvement Products
Home Improvement Products sales include revenue generated through sales of deck, fence and rail products and outdoor storage products. For the quarter ended December 31, 2005, sales revenue was $21.9 million compared to $21.8 million in the quarter ended December 31, 2004. Selling price increases were offset by the negative impact of the weakening of the U.S. dollar on sales.

In the twelve-month period ended December 31, 2005, sales revenue was $155.8 million compared to $168.4 million for the fifteen-month period ended December 31, 2004, a decrease of $12.6 million attributable to the different fiscal reporting periods. Sales revenue increased by $6.8 million or 4.6% from sales revenue of $149.0 million for the comparative twelve-month period ended December 31, 2004. Selling price and sales volume increases were offset to a lesser extent by the negative impact of the weakening of the U.S. dollar on sales. Higher volumes were achieved in shed sales in 2005.

Window Covering Products
Window Covering Products sales for the quarter ended December 31, 2005 decreased $3.4 million or 10.1% to $30.2 million from $33.6 million in the quarter ended December 31, 2004. The decline is due primarily to lower sales volumes, partially offset by selling price increases.

In the twelve-month period ended December 31, 2005, sales revenue was $136.1 million compared to $184.0 million for the fifteen-month period ended December 31, 2004, a decrease of $47.9 million attributable to the different fiscal reporting periods. Sales revenue decreased $13.2 million or 8.8% from sales revenue of $149.3 million for the comparative twelve-month period ended December 31, 2004. Lower sales volumes and the negative impact of the weakening of the U.S. dollar on sales more than offset selling price increases achieved in 2005. Lower sales volumes were due in part to the impact of hurricanes in the southern and mid states in the U.S. and the divestiture of the wood blind business unit in Mexico.

Materials
Third party material sales revenue from the additives and compounds operations of the materials division was $4.1 million for each of the quarters ended December 31, 2005 and December 31, 2004. Additional sales revenue from material product sales to other companies within Royal Group is eliminated through the consolidation process.

For the year ended December 31, 2005, third party sales revenue was $16.3 million compared to $21.4 million for the fifteen-month period ended December 31, 2004. The decrease of $5.1 million in sales revenue is a result of the different fiscal reporting periods. For the twelve-month period ended December 31, 2004, third party sales revenue was $17.6 million, a decrease from the 2005 comparable period of $1.3 million or 7.3% which is due to the weakening of the U.S. dollar relative to the Canadian dollar.

Support
Sales revenue generated through support activities including transportation, real estate, machinery and tooling are substantially made to other companies within Royal Group and are consequently eliminated through the consolidation process. The other support sales revenue is comprised of third party sales from machinery and tooling services of $0.2 million for the quarter ended December 31, 2005 and $0.5 million for the comparative quarter ended December 31, 2004.

Other support sales revenue for the twelve-month period ended December 31, 2005 was $3.3 million compared to $1.9 million for the fifteen-month period ended December 31, 2004, and $2.1 million for the twelve-month period ended December 31, 2004 for an increase of $1.4 million and $1.2 million, respectively. This is due to a $1.0 million increase in sales volume within one of Royal Group's tooling businesses.

Geographic Sales Distribution
For the twelve-months ended December 31, 2005, foreign-based sales and exports from Canadian operations were $1,057.3 million or 62.3% of sales as compared to $1,050.9 million or 63.1% for the twelve-months ended December 31, 2004. Year over year, the geographic sales distribution has remained stable.

Royal Group is not subject to any significant concentration of credit risk due to the diversification of its customer base. In addition, the Company offers its diversified product line though a broad array of distribution channels including fabricators, conventional building products distributors, home centre retailers and lumberyards. Sales of Royal Group's products are predominately to the wholesale market or professional trades. Retail sales account for less than 15% of total Company sales.

Cost of Sales

For the three-month period ended December 31, 2005, cost of sales was $323.0 million or 79.9% of sales compared to $290.9 million or 81.0% of sales in the comparable period, an increase of $32.1 million or 11.0%.

Cost of sales in the twelve-month period ended December 31, 2005 was $1,298.1 million or 76.5% of sales compared to $1,457.9 million or 71.9% of sales in the fifteen-month period ended December 31, 2004, a decrease of $159.8 million or 11.0%. In the twelve-month period ended December 31, 2004, cost of sales was $1,207.7 million or 72.5% of sales. Cost of sales increased year over year by $90.4 million, or 7.5%. Cost of sales has been negatively impacted both for the year to date and quarter to date by rising raw material costs. The cost of Poly vinyl chloride ("PVC") resin, the Company's primary raw material, increased by approximately 24% over the comparative calendar 2004 and approximately 26% over the comparative fourth quarter. PVC pricing was significantly impacted by the hurricanes that devastated the U.S. Gulf coast in 2005 temporarily interrupting PVC supply. Also contributing to the increase in cost of sales were rising utility costs versus the prior year. For much of 2005, the Company was unable to fully recover these higher direct costs through selling price increases. However, by the fourth quarter of 2005, the Company was able to establish a pricing structure that prevented further deterioration in gross margin. Restructuring activities have resulted in an inventory write-down of $9.7 million in the fourth quarter of 2005 as compared to an inventory charge of $12.9 million in the fourth quarter of 2004.

Operating Expenses

Selling and Delivery Expenses
For the three-month period ended December 31, 2005, selling and delivery expenses were $57.1 million or 14.1% of sales compared to $56.5 million and 15.7% of sales for the comparative period in 2004. The decrease in the quarter as a percentage of sales is related to a settlement of an intellectual property dispute recorded in the prior year.

Selling and delivery expenses were $244.2 million or 14.4% of sales in the twelve-month period ended December 31, 2005 compared to $229.9 million or 13.8% in the twelve-month period ended December 31, 2004, an increase of $14.3 million or 6.2%. The increase in selling and delivery expenses was primarily driven by an increase in bad debt write-offs as well as higher fuel and freight costs. Compared to the fifteen-month period ended December 31, 2004, selling and delivery expenses decreased by $34.7 million or 12.4%, but are approximately 13.8% of sales in each period.

General and Administration Expenses
General and administration expenses increased to $200.0 million or 11.8% in the twelve-month period ended December 31, 2005 compared to $109.3 million or 6.6% in the twelve-month comparative year to date, and $134.6 million or 6.6% in the fifteen-months ended December 31, 2004, an increase of $90.7 million or 82.9% and $65.4 million or 48.6%, respectively. The increase in general and administration expenses was driven by the unusual charges previously discussed under the heading "Details of Write-downs and Unusual Charges". An impairment charge of $50.3 million was booked in the fourth quarter of 2005 on identified assets no longer in use. Professional costs of $8.5 million in the quarter ended December 31, 2005 and $19.7 million for the year to date December 31, 2005 were incurred relating to the potential sale of the Company and to support the Plan. Investigative costs were $3.3 million and $6.5 million for the three-month and twelve-month periods ended December 31, 2005, respectively, compared to $1.0 million and $3.6 million for the three-month and twelve-month periods ended December 31, 2004, respectively. Provisions for litigation of $5.6 million and $8.1 million were incurred for the three-month and twelve-month periods ended December 31, 2005, respectively. No provision was recorded for both the three-month period ended December 31, 2004 and the twelve-month period ended December 31, 2004.

Other Costs

Other costs increased to $29.6 million or 100% in the twelve-month period ended December 31, 2005 when compared to both the fifteen-month period ended December 31, 2004 and the twelve-month period ended December 31, 2004. The increase is primarily related to the write-down of the Company's equity investments in Ariostea, Royal Building Systems Hawaii and Royal Building Systems Philippines.

EBITDA

The Company has traditionally evaluated its operations based on earnings (loss) before interest, taxes, depreciation, amortization and minority interest ("EBITDA"). EBITDA is a non GAAP financial measure defined in the Non GAAP Financial Measures section of this discussion. The overall EBITDA for the twelve-months ended December 31, 2005 was $73.3 million or 4.3% of sales compared to $236.1 million or 14.2% of sales in the twelve-months ended December 31, 2004, a decrease of $162.8 million. EBITDA decreased by $227.9 million in fiscal 2005 compared to the fifteen-month period ended December 31, 2004 EBITDA of $301.2 million or 14.9% of sales. The decline in EBITDA is the result of two significant factors. The first factor impacting EBITDA was higher raw material costs, which the Company was unable to fully offset with increased pricing through most of 2005. In the fourth quarter new price increases were able to offset the higher raw material costs for the period. The second factor impacting EBITDA was the additional unusual charges of $96.6 million associated with asset write-downs, along with costs related to the various investigations, the sale process, the strategic planning process, system implementation costs and divestitures initiatives.

EBITDA for the quarter ended December 31, 2005 has declined by $69.3 million to an EBITDA loss of $51.9 million or 12.8% compared to $17.4 million or 4.8% for the comparable quarter ended December 31, 2004. The decline in EBITDA for the quarter is primarily due to the unusual charges of $82.0 million. The Company was able to realize an increase in selling prices in the fourth quarter that helped offset the higher raw material costs for the same period.

Amortization Expense

Amortization expense for the twelve-months ended December 31, 2005 was $119.2 million as compared to $146.1 million for the fifteen-months ended December 31, 2004. The amortization expense for the twelve-months ended December 31, 2004 was $118.4 million which is not materially different from the expense recognized in the twelve-months ended December 31, 2005.

Interest and Financing Charges

Interest and financing charges decreased to $25.4 million or 1.5% of sales for the twelve-months ended December 31, 2005 as compared to $26.1 million or 1.6% of sales for the twelve-months ended December 31, 2004. Interest and financing charges for the fifteen-months ended December 31, 2004 was $34.8 million or 1.7% of sales. The reduction in interest and financing charges during the twelve-months ended December 31, 2005 reflected lower debt levels, the favourable impact of a stronger Canadian dollar on interest expense associated with U.S. dollar denominated debt, and interest of $2.2 million received as part of a settlement with the Company's former controlling shareholder. These factors were partially offset by higher interest rates and fees associated with the Company's new committed revolving credit facility, and by $1.1 million in fees incurred in the first quarter of 2005 in negotiating an additional liquidity facility that the Company ultimately elected not to utilize.

Income Taxes

Income tax expense for the twelve-months ended December 31, 2005 was $8.5 million on a loss from continuing operations of $101.0 million. The Company is subject to an overall statutory tax rate of 34.12% and recognized a current income tax expense of $19.0 million and a future income tax recovery of $10.5 million for the year. A significant portion of the difference between the expected statutory income tax recovery of $34.4 million (34.12% x $101.0 million) and the total income tax expense of $8.5 million can be explained by the increase in the valuation allowance against the U.S. net future income tax asset ($26.0 million) and permanent differences for the accounting write-downs and other foreign jurisdiction operating losses.

Net Loss

The restructuring, reorganization and divestiture activities that occurred in 2005 significantly impacted the Company's financial results. Royal Group's consolidated net loss was $270.4 million or a loss of $2.89 per share for the twelve-months ended December 31, 2005 compared to net earnings of $36.8 million for the fifteen-months ended December 31, 2004 or $0.39 per share.

C. Financing and Risk Management

Liquidity and Capital Resources

Cash Flow
The Company generated cash flow from continued operating activities of $112.1 million for the twelve-months ended December 31, 2005 as compared to $316.6 million for the fifteen-months ended December 31, 2004. The reduction in operating cash flow was partially due to the different fiscal reporting periods. Comparing the twelve-months ended December 31, 2005 to the twelve-months ended December 31, 2004 the Company saw a decrease in cash flow from operating activity of $124.6 million, from $236.7 million to $112.1 million. The decline in cash flow from continuing operating activities is mainly the result of the net impact of increased raw materials, foreign exchange and the unusual cash charges in 2005.

Working Capital
Working capital was $166.0 million at December 31, 2005 as compared to $228.2 million at December 31, 2004. Days accounts receivable outstanding decreased to 52 days at December 31, 2005 from 58 days at December 31, 2004. Days inventory on hand has declined to 112 days at December 31, 2005 as compared to 117 days at December 31, 2004. Inventory levels in dollar terms have decreased $109.4 million to $346.9 million at December 31, 2005 from $456.3 million at December 31, 2004. The significant dollar decline is due to the $85.0 million adjustment relating to divested entities, a $7.3 million reduction due to the decline in overall foreign exchange rates in 2005 from 2004, and the remainder is primarily due to management's continued focus on improving production and inventory management practices in an effort to lower the overall level of inventory on hand.

The current ratio has declined to 1.28 as compared to 1.37 at December 31, 2004. The main reason for the decline in working capital at December 31, 2005 as compared to December 31, 2004 is the adjustments relating to divestitures.

Capital Spending
Capital spending for continuing operations for the twelve-months ended December 31, 2005 was $66.4 million compared to $80.7 million for the fifteen-months ended December 31, 2004 and $66.8 million for the twelve-months ended December 31, 2004. Other than capital spending necessary for safety or required for maintenance, a number of capital programs were deferred across all business segments during the year pending the completion of the Plan. In 2006, the Company expects capital expenditures levels to return to 2004 levels, notwithstanding any significant acquisitions or expansions.

During 2005, the Company disposed of certain assets no longer in use to third parties for net proceeds of $7.9 million. The comparable figure for the fifteen-months ended December 31, 2004 was $31.9 million, primarily realized from the sale of real property which was surplus to the Company's requirements.

Commitments and Other Contractual Obligations

The below table summaries contractual obligations due by period.

Contractual obligations by period (unaudited)
(in thousands of Canadian dollars)

---------------------------------------------------------------------------------------------------------------------------
                                              2006            2007             2008             2009            2010
---------------------------------------------------------------------------------------------------------------------------
 Long-term debt - principal repayments   $      46,902   $      134,189   $            -   $            -   $    116,532
 Long-term debt - interest payments              19,826          16,371            8,041             8,041         2,345
 Capital lease obligations                          684             600              448              -              -
 Operating leases                                13,718          10,316            8,285             5,728         2,358
 Purchase obligations                           190,264         180,293          180,293           180,293       180,293
 Other long term obligations                      1,756             705              611               546           505
---------------------------------------------------------------------------------------------------------------------------
 Total contractual obligations           $      273,150  $      342,474   $      197,678   $       194,608  $    302,033
---------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------
                                           Thereafter           Total
-----------------------------------------------------------------------------
 Long-term debt - principal repayments   $            -   $       297,623
 Long-term debt - interest payments                -                54,624
 Capital lease obligations                         -                 1,732
 Operating leases                                   191             40,596
 Purchase obligations                           179,800          1,091,236
 Other long term obligations                      1,913              6,036
-----------------------------------------------------------------------------
 Total contractual obligations           $      181,904   $      1,491,847
-----------------------------------------------------------------------------



Included in purchase obligations is the long-term agreement with Westlake Vinyls Inc. ("Westlake") for the annual purchase of up to 460 million pounds of vinyl chloride monomer ("VCM"). The agreement with Westlake had a pricing mechanism that was linked to the data published in two specific industry trade magazines. On January 1, 2006, one of the industry trade magazines ceased publishing the pricing information. Royal Group and Westlake have made efforts to renegotiate a new pricing mechanism but have been unable to agree on a mutually acceptable method. As a result, on April 7, 2006, Royal Group filed a Notice of Application seeking a court order declaring that this long-term agreement with Westlake is void and unenforceable. Subsequently, Westlake filed its own Application seeking a determination that the supply agreement is valid.

Long Term Debt and Financial Instruments

Total debt at December 31, 2005 was $456.4 million reduced from $646.3 million at December 31, 2004. The decrease in total debt was principally due to repayment of the Company's term bank loan during the first quarter of 2005, with repayment funded from a combination of cash on hand and draws on a new $340 million revolving credit facility. At December 31, 2005, the Company's net debt was $456.4 million, reduced from $534.3 million at December 31, 2004. The reduction in net debt was due to a combination of lower working capital financing requirements, reflecting lower levels of inventory and accounts receivable, and the repayment of $18.7 million in term debt during the year. Debt as a percentage of capital was 29.1% at December 31, 2005 as compared to 33.7% at December 31, 2004. Net debt as a percentage of capital was 29.1% compared to 27.9% last year.(1)

Capital resources available to support the Company's liquidity requirements at December 31, 2005 included the following:

A $312.5 million committed, secured, multi-currency revolving credit facility made available to the Canadian parent company and certain of its U.S. subsidiaries. The credit facility may be used for general operating and corporate purposes, and was as noted above; initially drawn in part to repay term bank loan indebtedness owed under a previous credit agreement dated as of August 1, 2000. The credit facility is secured by a pledge of substantially all the assets of the Canadian parent company and certain of its subsidiaries, and by upstream guarantees from various non-borrowing subsidiaries. Under the terms of the credit agreement, the Company is required to satisfy various financial and other covenants, including the maintenance of certain financial ratios, and was in compliance with these covenants as at December 31, 2005. The agreement was extended as of December 21, 2005, and matures December 31, 2006. As noted in section "Late Filing of 2005 Annual Report", the Company has received a sixty-day extension to file its 2005 Annual Report with the banking syndicate.

Credit facilities totalling the equivalent of $68.5 million (2004-$74.3 million) have been arranged with various local banks to assist the Company's international subsidiaries in funding their operations. The terms and conditions of these arrangements vary in accordance with local practices, and the Canadian parent company has guaranteed repayment of some portion or all of the amounts drawn under certain of the facilities in the event of a default by the borrowing subsidiary. As of December 31, 2005, a total of $41.9 million (2004 - $41.3 million) was drawn under these facilities.

The Company expects to meet its operating cash requirements through fiscal 2006, including required working capital investments, capital expenditures, and scheduled repayments of debt, from cash flow from operations, proceeds realized from the divestiture of assets held for sale, and its committed borrowing capacity. The Company continues to consider options to refinance its debt capital structure during 2006 so as to maintain and enhance its access to liquidity.

----------
(1) Debt and net debt as a percentage of capital are non-GAAP measures which are defined in more detail in the section titled "Non GAAP Financial Measures"

Outstanding Share Data

At December 31, 2005, there were 93,444,502 common shares outstanding. This compares to 93,356,170 total shares outstanding at December 31, 2004, comprised of 15,935,444 multiple voting shares and 77,420,726 subordinate voting shares. During 2005, all multiple voting shares were converted to subordinate voting shares, thus eliminating the Company's dual-class capital structure and the subordinate voting shares were renamed common shares. The increase in the number of common shares outstanding reflects the issuance of shares for restricted stock units ("RSUs") under the Company's Restricted Stock Unit Plan that elected to settle in shares during the first quarter of fiscal 2005. At December 31, 2005, there were 1,215,000 restricted share units outstanding under the Senior Management Incentive Plan and 3,192,828 options to acquire common shares outstanding under the Company's employee stock option plan.

In addition, The Company maintains a Directors Deferred Stock Unit Plan for the benefit of the members of the Board of Directors. There are 107,988 deferred stock units outstanding at December 31, 2005 with a total value of $1.1 million (nil in 2004).

D. Operating Environment

Competition

Royal Group is a leading producer of innovative, attractive, durable and low-maintenance building and home improvement products for the North American marketplace. In the markets in which Royal Group competes, its products face competition from plastic and alternative materials. In the window and door profile market, the Company faces competition from wood and aluminum products. In the exterior cladding market, the Company's products face competition from cement, brick, wood, stucco, stone, concrete and aluminum products. The Company faces competition from concrete products in the outdoor storage market and metal products in the pipe and fittings market. Similarly, the Company faces competition from fabric, wood and aluminum products in the window coverings market. Historically, Royal Group's PVC (vinyl) based products have generally been gaining market share at the expense of alternative materials, due to PVC's superior qualities, including its low maintenance, durability and ease of installation/fabrication.

The competitive environment in the vinyl building products industry has been intensifying, with market sectors such as vinyl siding and vinyl window profiles reaching more mature phases of their product life-cycles. In addition, competition from countries such as China has become significant for certain price-sensitive products, particularly in the window coverings marketplace.

The strategies being employed by Royal Group to compete vary by core business unit. Generally, Royal Group is increasingly targeting growth through penetration of the wood segments of its markets, with its proprietary lines of low-maintenance, aesthetically pleasing cellular and composite products. In addition, Royal Group is improving its cost structure, to enable it to compete favourably in the businesses where competition is intensifying due to market maturation. Initiatives to enhance cost position include plant consolidations, deployment of higher-speed tooling and equipments, utilization of lean manufacturing and statistical process control techniques, as well as use of advanced raw material formulation technologies. Finally, Royal Group intends to utilize its manufacturing facility located in China to produce products to compete in price-sensitive markets.

Investigations

The Royal Canadian Mounted Police ("RCMP") continues its previously announced investigation. The OSC also continues its investigation of Royal Group with respect to disclosure, financial affairs and trading in the shares of the Company. During 2005, the Company received notification that the SEC is investigating the Company's past accounting practices and disclosures. As part of these ongoing investigations, the Company has received various requests for information, and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. Management is unable to determine if these investigations will have a material impact on the Company and its previously reported financial statements. No amount has been accrued in the financial statements with respect to these investigations. Direct costs incurred to support the investigations are being expensed.

Class Action Lawsuits

In December 2004, Royal Group and certain of its former officers, former directors and former employees were named as defendants in a class action shareholder lawsuit filed in the United States District Court for the Southern District of New York ("the Court"). The action asserted that U.S. federal securities laws were violated, principally alleging that Royal Group misrepresented its business performance and engaged in various improprieties. On November 21, 2005, the Court issued an Opinion and Order dismissing the consolidated lawsuit without prejudice on the grounds that a Canadian court would provide a more convenient forum. The Court entered Judgment in favour of the Company on November 22, 2005. Plaintiffs did not appeal the Court's decision to the United States Court of Appeals.

Royal Group and certain of its former officers and directors have been named as defendants in two shareholder class action lawsuits filed in the United States District Court for the Southern District of New York (the "U.S. Class Actions"). The Group and certain of its former officers and certain former and current directors have been named as defendants in a shareholder class action lawsuit filed in the Ontario Superior Court of Justice (the "Canadian Class Action"). Both the U.S. Class Actions and Canadian Class Action include allegations of non-disclosure of certain related-party transactions.

The U.S. Class Actions seek certification of a putative class comprised of: (i) all United States citizens and entities that purchased or otherwise acquired the common stock of Royal Group on the New York Stock Exchange (the "NYSE") or the Toronto Stock Exchange; and (ii) all foreign persons and entities that purchased or otherwise acquired the common stock of Royal Group on the NYSE between February 24, 2000 and October 18, 2004. The U.S. Class Actions seek unspecified damages for violation of sections 10(b) and 20(a) of the Securities Exchange Act of 1934, reasonable costs and attorneys' fees and other relief the court may deem appropriate.

The Canadian Class Action seeks certification of a putative class comprised of all persons who acquired securities of Royal Group from February 26, 1998 to October 18, 2004. It claims damages for oppression and negligent misrepresentation of $700 million, punitive damages of $300 million, pre and post judgment interest, costs and such other relief the court may deem appropriate.

Royal Group intends to vigorously defend itself in these lawsuits. The Company is presently unable to determine the likelihood of loss, if any, as a result of these shareholder class actions and no amount is accrued in the financial statements.

Criminal Investigation by the Antitrust Division of the United States Department of Justice

The Company is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice ("Department of Justice"). The investigation focuses on alleged price fixing in the window coverings industry. The Company is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter. The Company has accrued an amount in its financial statements that it is prepared to pay the Department of Justice to settle this matter.

Special Investigative Committee

In October 2005, the Special Committee advised OSC staff, the RCMP and SEC staff of emails and documents authored by a former financial employee of the Company that relate to certain financial accounting and disclosure matters. The Company understands that the SEC staff made a referral to the U.S. Department of Justice, Criminal Division, in connection with those documents. Also in October 2005, the Audit Committee assumed responsibility for the Special Committee's mandate and the Special Committee was dissolved. Independent forensic accountants were retained to investigate issues raised by these documents (the "Investigation"). The Investigation focuses on the period from 2000 to 2003.

The Investigation to date has included a review of certain of the Company's historical accounting records, available supporting documentation at the Company's head office and email communications of various individuals during the period under review, as well as interviews with numerous current and former employees.

The Investigation identified certain monthly and quarterly accounting and reporting issues of concern for the period under review, such as support for monthly sales growth announcements for certain months in 2001, whether month end closes were extended for a few days for certain months in 2000 and 2001, and certain quarterly journal entries for the period under review.

The quarterly statements were not reviewed by the external auditors during this time period. Based on the Investigation to date, the Audit Committee has determined that further investigation should be made of these issues by the independent forensic accountants.

The Investigation also identified entries of concern relating to the year end financial statements for the fiscal years 2000 to 2003. The Company has concluded that no restatement is required of year end financial statements for fiscal years 2000 to 2003. The auditors have not withdrawn their reports for the fiscal years 2000 to 2003. The Audit Committee has determined that no further action be taken in respect of these year end financial statements

The Investigation and the ongoing investigations by the OSC, RCMP and SEC could produce results that have a material impact on the Company and could result in further information being discovered that could require adjustments to the financial statements.

Financial Reporting and Disclosure

Management, including the new CEO and new CFO, have made certain assessments of weaknesses in the financial reporting structure including, a lack of clearly defined policies and procedures, an accounting function that lacked clear organization and accountability, few qualified accounting professionals, insufficient review and supervision, an understaffed internal audit team whose resources have been diverted to dealing with other issues including responding to queries related to the investigations, and financial reporting systems that do not share a common platform and that require extensive manual interventions.

Steps have been and are being taken to address these weaknesses. Plans are being developed to roll out a common set of company wide policies and procedures. The Company is migrating all core businesses to a common accounting and information systems platform with the implementation JD Edwards Enterprise Resource Planning Solution. Weaknesses in processes are continuously being identified and corrective measures are and will be developed and implemented. Financial staffing levels have increased, and in certain cases staffing has changed, with the recruitment of highly capable and qualified accountants. In addition, there is currently an ongoing external search for a senior manager to oversee the Internal Audit function. Management conducted additional reviews in areas of concern and to management's best knowledge and belief, the financial statements do not contain any material errors.

In regards to disclosure, Royal Group has established and rolled out policies including a Code of Business Conduct and Ethics, a Confidentiality and Insider Trading Policy and a Disclosure Policy and has also set up a Whistleblower Hotline that is managed by a third party service provider with all Hotline reports being provided to the Chair of the Audit Committee. In addition, a Disclosure Committee was established in 2005 comprised of internal management. Certain disclosure controls and procedures have been put in place to ensure that information required to be disclosed by Royal Group in the reports that it files with securities regulators, is recorded, processed, summarized and communicated to management on a timely basis. The Company has evaluated these disclosure controls and procedures and has determined that they are operating effectively.

Risks and Uncertainties

The Company operates in many markets each of which involves various risks, uncertainties and other factors affecting the Company specifically, its industry or the markets generally. The Company's future performance, achievements and financial results could be affected by these factors, which in some cases have affected, and which in the future could affect, the Company's actual results and could cause the Company's actual results for fiscal 2006 and beyond to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the outcome of the ongoing investigations by the United States Department of Justice, RCMP, OSC and SEC, the outcome of the class action shareholder lawsuits against the Company filed in the United States and Canada and the outcome of the discussions with the SEC on the Company's historical disclosure; fluctuations in the level of renovation, remodelling and construction activity; changes in the Company's product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of the Company's outstanding debt and current debt ratings; the Company's ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the Company's ability to complete the required processes and provide the internal control report that will be required under U.S. securities law in respect of fiscal 2006; the ability to meet the financial covenants of the Company's credit facilities; changes in the Company's product mix; the growth rate of the markets in which the Company's products are sold; market acceptance and demand for the Company's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes or similar matters; changes in securities, environmental or health and safety laws, rules and regulations and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:

o The Company is currently working to refinance its debt structure by December 31, 2006, the expiry of its current bank credit facility. The Company expects that this refinancing will enable it to maintain adequate liquidity. The Company cannot confirm that the refinancing initiative will be successful. If obtained, such refinancing may be on terms and conditions that impose additional costs and operating constraints on the Company.

 o The Company's business is substantially related to the North American renovation, remodelling and construction markets, both residential and industrial/commercial. As a result, the demand for the products manufactured and distributed by the Company is affected by changes in the general state of the North American economy, including renovation and remodelling, new housing starts and the level of construction activity in general. Future economic downturns could reduce demand for Royal's products and could have a material adverse effect on Royal's business, operations and financial condition.

oThe price and availability of raw materials, in particular PVC resin and VCM represent a substantial portion of the costs to manufacture the Company's products. Historically, there have been fluctuations in these raw materials' prices, in particular for PVC resin and VCM and in some instances price movements have been volatile and affected by circumstances beyond the Company's control. There can be no assurance that the Company can pass on increases from normal market fluctuations in the price of PVC resin, VCM and other raw materials to its customers through increases in selling price, or otherwise absorb such cost increases without significantly affecting its margins. In addition, the Company has occasionally found certain raw materials to be in short supply. The Company could experience materially adverse effects on its business, operations and financial condition if the availability of either PVC or VCM became restricted due to market conditions, or issues particular to the Company.

oEnergy costs in particular electricity and fuel represents a component of the costs to manufacture the Company's products. Historically, there have been fluctuations in the cost of energy and in some instances price movements have been volatile and affected by circumstances beyond the Company's control. There can be no assurance that the Company can pass on increases from normal market fluctuations in the price of electricity to its customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins.

o The RCMP continues its previously announced investigation. The OSC also continues its investigation of the Company with respect to disclosure, financial affairs and trading in the shares of the Company. During 2005, the Company received notification that the SEC is investigating the Company's past accounting practices and disclosures. As part of these investigations, the Company received various requests for information, including on July 27, 2005 a subpoena from the SEC, and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. The Company is unable to determine if these investigations will have a material impact on the Company and its previously reported financial statements. No amount has been accrued in the financial statements.

In addition, the SEC has commented on the Company's Form 40-F in respect of fiscal 2004 and its quarterly filings in 2005. The SEC has raised some concerns related to the Company's segment reporting and goodwill evaluation. The process of responding to SEC's comments is ongoing but not complete.

o The Company and certain of its former officers and certain former and current directors have been named as defendants in two class action shareholder lawsuit filed in the United States District Court for the Southern District of New York and in the Ontario Superior Court of Justice. Please see note 22 to the audited Consolidated Financial Statements and "Operating Environment - Class Action Lawsuits" for further discussion on this topic.

o The Company is the subject of a pending criminal investigation being conducted by the Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Company is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter. The Company has accrued an amount in its financial statements that it is prepared to pay the Department of Justice to settle the matter.

o As the Company carries out a significant portion of its activities in foreign markets (primarily the U.S.); it is exposed to the risk of foreign exchange fluctuations. If the Canadian dollar gains value against these other currencies, the Company's results of operations and financial condition could be materially adversely affected. The Company attempts to minimize risks associated with currency fluctuations through matching of the currency of debt financing and the currency of certain raw material purchases, sales or asset acquisitions. This, however, is not always economically practical and the Company may not be able to offset any or all of its foreign market risks. While the Company has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may in the future, if deemed necessary.

o The Company faces substantial competition throughout its product categories and geographical regions. Some of the Company's competitors have financial and other resources that are substantially greater than the Company's, and may be able to make larger capital expenditures that will give them a competitive advantage. Royal Group also competes against foreign competitors with lower cost structures, particularly in its consumer product lines, and these competitors may be able to compete more effectively in an aggressive pricing environment. Such competition could result in lower sales or downward price pressure on the Company's products, which may adversely affect its revenues, gross margins and cash flows.

o The Company's operations and properties are subject to laws and regulations relating to environmental protection, including laws and regulations governing the investigation and clean-up of contaminated properties as well as water discharges, waste management and workplace health and safety. Such laws and regulations frequently change, are different in every jurisdiction, and can impose substantial fines and sanctions for violations. The Company's operations and properties must comply with these laws, and must adapt to regulatory requirements in all jurisdictions as these requirements change. The Company has experienced, and continues to experience, both operating and capital costs to comply with environmental laws and regulations. In addition, although the Company believes its operations are currently substantially in compliance, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the potential imposition of new clean-up requirements, and new claims for property damage or personal injury arising from environmental matters could require the Company to incur costs or become the basis for the new or increased liabilities that could have a material adverse effect on its business, operations and financial condition.

o The Company's business is exposed to products liability risk and the risk of negative publicity if its products fail. Although the Company maintains insurance for products liability claims, the amount and scope of its insurance may not be adequate to cover a products liability claim that is successfully asserted against it. In addition, products liability insurance could become more expensive and difficult to maintain and, in the future, may not be available on commercially reasonable terms or at all. The Company cannot provide assurance that it has, or will continue to have, adequate insurance coverage against possible products liability claims.

o The Company is subject to new laws, regulations and standards relating to corporate governance and public disclosure in the United States. In particular, securities regulatory authorities in the United States have introduced, pursuant to Section 404 of the Sarbanes-Oxley Act , new laws that require the Company to undertake an evaluation of its internal control over financial reporting, and attestations of the effectiveness of its internal control over financial reporting by its independent registered public accounting firm. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. However, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. In the course of Royal Group's ongoing evaluation of its system of internal control over financial reporting, the Company may identify areas requiring improvements. To the extent that the Company identifies internal control weaknesses which require correction, the Company may be required to incur expenditures or costs which, if significant, could adversely affect the Royal Group's operating results. In the event that, due to the complexity of certain internal control systems, the procedures, certification and attestation required by
Section 404 of the Sarbanes-Oxley Act are not completed by the required deadline in respect of the Company's 2006 fiscal year, or the Company's CEO, CFO or independent registered public accounting firm determines that the Company's internal control over financial reporting is not effective as defined under
Section 404, the Company's reputation, financial condition and the value of the Royal Group's securities could be adversely affected.

E. Accounting Policies and Non GAAP Measures

Critical Accounting Estimates
The preparation of the Company's Consolidated Financial Statements in accordance with GAAP requires management to make use of certain estimates and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. These estimates and assumptions are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. Estimates are used when accounting for items, the more critical of which are: allowance for doubtful accounts receivable, inventory obsolescence and income taxes.

Allowance for Doubtful Accounts
In order for management to establish the appropriate allowance for doubtful accounts receivable, estimates are made with regard to general economic conditions, interpreting customer aging trends and the probability of default by individual customers. The failure to estimate correctly could result in bad debts being either higher or lower than the determined provision as of the date of the balance sheet.

Inventory Obsolescence
In order for management to establish the appropriate provision for inventory, certain judgments and estimates are made with regards to general economic conditions, interpreting inventory turns, identifying slow moving inventory, customer demand patterns and market acceptance of the Company's products. The failure to estimate correctly could result in inventory being either higher or lower than the determined provision as of the date of the balance sheet.

Income Taxes
In order for management to establish the appropriate income tax asset and liability valuation, estimates are made with regards to the realization of future tax assets and increase of future tax liabilities. The ultimate realization of future tax assets or assessments of future tax liabilities is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. Because of the judgments involved, income tax assets and liabilities could be over or understated.

Asset Impairment
In order for management to determine whether an asset impairment has occurred, certain judgments and estimates are made with regards to whether there have been events or changes in circumstances to indicate that a long-lived asset's carrying value may not be recoverable, the likelihood of these events occurring, future cash flows and expected proceeds. The failure to estimate correctly could result in an impairment charge being either higher or lower than the determined impairment charge as of the date of the balance sheet.

Goodwill Impairment
The Company performs an annual goodwill impairment test in the fourth quarter of each year, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgement in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates.

Assets Held for Sale - Valuation of Expected Proceeds
GAAP requires that a long-lived asset classified as held for sale be measured at the lower of its carrying amount or fair value less cost to sell. In determining the write-downs with respect to the divestiture activities, the Company estimated fair value based on draft sales agreements, letters of intent, and appraisals. The failure to estimate correctly the fair value of these assets could result in an impairment charge being either higher or lower than the determined impairment charge as of the date of the balance sheet.

New Accounting Standards

Royal Group has not adopted any new accounting standards for fiscal 2005. However, there are several new accounting standards that are effective in 2006 and 2007. Management will be reviewing these standards to determine their impact on the Company's audited Consolidated Financial Statements. The relevant accounting standards are as follows:

Emerging Issues Committee 156, Accounting by a Vendor for Consideration Given to a Customer (including a Reseller of the Vendor's Products)
This abstract addresses how a vendor should account for consideration given to a customer or reseller of a vendor's product. This Emerging Issues Committee abstract is to be applied retroactively, without restatement, to all interim and annual financial statements for fiscal years beginning on or after January 1, 2006.

CICA Handbook Section 1530, Comprehensive Income
This standard provides guidance on the presentation of comprehensive income, which is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain gains or losses that are recognized outside of net income.

CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement This standard provides guidance for recognizing and measuring financial assets and financial liabilities, which are to be valued at fair value with certain limited exceptions. The standard also provides guidance on the classification of gains and losses into net income or other comprehensive income.

CICA Handbook Section 3865, Hedges
This standard replaces existing hedge accounting guidance in CICA Handbook section 1650, Foreign Currency Translation, and accounting guideline AcG-14, Hedging Relationships and provides requirements for the designation, documentation and disclosure of qualifying hedge relationships.

The standards related to Comprehensive Income, Financial Instruments - Recognition and Measurement and Hedges, must be adopted together and are effective for fiscal years beginning on or after October 1, 2006.

Future Income Tax Assets and Liabilities

Future income tax assets and liabilities result from the timing difference between the financial reporting and tax basis of assets and liabilities. Loss carry forwards also comprise a portion of the temporary differences and result in a future tax asset. The Company segregates its net future tax assets and net future tax liabilities by geographic jurisdictions of U.S. and Canada. All other foreign jurisdictions do not book future tax assets. At December 31, 2005, the Company recorded a Canadian net future income tax liability of $74.9 million and a $0 asset in respect the U.S. region. At December 31, 2005 the Company had U.S. loss carry forwards of 136.9. As a result of a change in disclosure practice, $29.1 million was reclassified from future income tax liabilities to current income taxes payable.

As at December 31, 2005, the Company increased its valuation allowance from $1.0 million recorded at December 31, 2004 to $27.0 million against its net U.S. favourable deductible timing differences reflecting a 100% valuation allowance. The Company records its future income tax assets only to the extent that it is more likely than not it will realize the assets in the foreseeable future. The Company considers this allowance a critical accounting estimate as it inherently involves significant judgment and uncertainty. We caution that future events rarely develop exactly as forecast, and the best estimates for this valuation allowance may require adjustment. In management's view and in light of the history of tax losses in the U.S., there is significant negative objective evidence that outweighs the positive subjective data in front of the Company. The factors used to assess the likelihood of realization of losses are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets.

Management has applied the same methodology to assess the likelihood of realization of the Canadian region future income tax assets. The Canadian region's future income tax assets are expected to be consumed prior to their expiration. In management's view this is reasonable in light of the strong Canadian earnings history. The Company currently has future plans to divest of some of its assets with fair market value significantly in excess of cost base. The income associated with the assets held for sale is of the appropriate character to enable utilization of the loss carry forwards before their expiry.

At December 31, 2005, the Company booked $10.7 million Canadian tax benefit with respect to its discontinued operations based on estimate of future gains. The future gains are in respect of specifically identified assets held for sale and with a fair market value in excess of their tax cost.

Related Party Transactions

In 2004, Royal Group instituted procedures for identifying and capturing related party transactions. These procedures are carried out on a quarterly basis.

During the twelve-months ended December 31, 2005, related party transactions with companies related to the former controlling shareholder totalled $0.3 million. Related party transactions principally between a non-wholly owned subsidiary and minority shareholders of this subsidiary totalled $6.9 million.

These related party transactions were in the normal course of the Company's business relating either to products typically manufactured by the Company and sold at prices and terms consistent with those to third parties, the recovery of costs incurred in respect of certain shared services and the purchase of other goods and services such as rent for premises.

For additional information refer to note 24 of the audited Consolidated Financial Statements.

Non GAAP Financial Measures

Earnings Before Interest, Taxes, Depreciation and Amortization
Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a recognized financial measure under Canadian or U.S. GAAP. Management has traditionally evaluated its Segments based on EBITDA. In addition, management believes that in addition to net earnings, EBITDA is a useful supplementary measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to (i) net earnings (loss) determined in accordance with GAAP as an indicator of the Company's performance or (ii) cash flow from operating, investing and financing activities as a measure of liquidity and cash flow. The Company's method of calculating EBITDA may differ from other companies and, accordingly, the Company's EBITDA may not be comparable to measures used by other companies.

Free Cash Flow
"Free cash flow" (earnings (loss) before minority interest adjusted for items not affecting cash, changes in non-cash working capital items, less acquisition of property, plant and equipment and change in investments) is not a recognized financial measure under Canadian or U.S. GAAP. It may not be comparable to similar measures presented by other issuers. Management believes free cash flow to be an important indicator of the financial performance of the Company because it shows how much cash is available to repay debt and to reinvest in the Company.

Net Funded Debt
Net funded debt (bank indebtedness net of cash plus term bank loan and term debt) to total capitalization (aggregate of shareholders' equity, minority interest and net funded debt) ratio is not a recognized financial measure under Canadian or U.S. GAAP. Management believes net funded debt to total capitalization is a useful indicator of the amount of leverage the Company has in relation to its capital structure. Investors should be cautioned that net funded debt should not be considered as an alternative to long-term debt and that the method of calculation of net funded debt and net funded debt to total capitalization may differ from that utilized by other companies and may not be comparable to measures used by other companies.

F. Additional Financial Information

Supplementary Information: 2005 and 2004 Quarterly Information

The following table summarizes Royal Group's key consolidated financial information for the last eight quarters. The summarized results presented in this table may differ from those results previously reported in 2005 and 2004 as a result of operations that have been discontinued.

                                                               --------------------------------------------------------------------
(unaudited)                                                            3 months          3 months         3 months         3 months
(in thousands of Canadian dollars,                                        ended             ended            ended            ended
except per share amounts)                                            Dec. 30/05       Sept. 30/05       Jun. 30/05       Mar. 31/05
-----------------------------------------------------------------------------------------------------------------------------------
                                                                $     404,408     $     468,615     $     486,680   $     336,650
Net sales

Earnings (loss) from continuing operations                           (116,683)           (5,384)           23,286         (10,065)
Loss from discontinued operations                                    (154,444)           (1,119)           (4,703)         (1,330)
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                  (271,127)           (6,503)           18,583         (11,395)

Basic earnings (loss) per share from continuing operations              (1.25)            (0.06)             0.25           (0.11)
Diluted earnings (loss) per share from continuing operations            (1.25)            (0.06)             0.25           (0.11)

Basic net earnings (loss) per share                                     (2.90)            (0.07)             0.20           (0.12)
Diluted net earnings (loss) per share                                   (2.90)            (0.07)             0.20           (0.12)
-----------------------------------------------------------------------------------------------------------------------------------


                                                               ---------------------------------------------------------------------
(unaudited)                                                              3 months        3 months         3 months         3 months
(in thousands of Canadian dollars,                                          ended           ended            ended            ended
except per share amounts)                                              Dec. 31/04      Sep. 30/04       Jun. 30/04      Mar. 31/04,
------------------------------------------------------------------------------------------------------------------------------------
                                                                  $     359,035     $     475,911   $     488,034   $     341,681
Net sales

Earnings (loss) from continuing operations                               (9,274)           31,443          39,389          12,130
Loss from discontinued operations                                       (26,916)           (7,033)         (3,901)         (2,715)
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                     (36,190)           24,410          35,488           9,415

Basic earnings (loss) per share from continuing operations                (0.10)             0.34            0.42            0.13
Diluted earnings (loss) per share from continuing operations              (0.10)             0.34            0.42            0.13

Basic net earnings (loss) per share                                       (0.39)             0.26            0.38            0.10
Diluted net earnings (loss) per share                                     (0.39)             0.26            0.38            0.10
------------------------------------------------------------------------------------------------------------------------------------


Royal Group operates predominately in the seasonal North American renovation, remodelling, and new construction segments of the marketplace. As such, net sales, net earnings and cash flow are impacted by the amount of activity in these segments. The highest revenue generating quarters have traditionally been the three months ended June 30 and September 30. Profitability has been adversely affected by the non-operating charges recorded in certain quarters and the performance of the Company's non-core business units whose results are reported as discontinued operations. Significant charges were incurred as a result of write-downs and unusual charges of $275.0 million for the three-months ended December 31, 2005. In the three-months ended December 31, 2004, the Company recorded unusual charges of $22.2 million.

Supplementary Information: Non GAAP Calculations

The following charts provide calculations of EBITDA, free cash flow and net funded debt to total capitalization, which are not reported within the body of the 2005 audited Consolidated Financial Statements. Note, in the determination of EBITDA, the twelve-month ended September 30, 2003 has not been restated to take into consideration discontinued operations. In regards to the Free Cash Flow and Net Funded Debt to Total Capitalization, none of the prior years have been restated to take into consideration discontinued operations.

                                                                                          (Restated)
                                                                        12 months          15 months            12 months
                                                                            ended              ended                ended
  (in thousands of Canadian dollars, except percentages)               Dec. 31/05         Dec. 31/04           Sep. 30/03
----------------------------------------------------------------------------------------------------------------------------
                                                                        (audited)        (audited)              (audited)

  Earnings from continuing operations before interest, taxes,
  minority interest and other                                  $        (75,528)   $        155,070    $        (14,007)
  Other costs                                                  $         29,589
  Amortization                                                          119,231             146,125             126,363
----------------------------------------------------------------------------------------------------------------------------
  EBIIDA                                                       $         73,292             301,195    $        112,356
----------------------------------------------------------------------------------------------------------------------------
  EBIIDA as a percentage of Net Sales                                      4.3%               14.9%                6.0%

                                                                                      (not restated)       (not restated)
                                                                                           15 months            12 months
                                                                        12 months              ended                ended
                                                                            ended         Dec. 31/04           Sep. 30/03
  (in thousands of Canadian dollars)                                   Dec. 31/05
----------------------------------------------------------------------------------------------------------------------------
                                                                        (audited)        (audited)              (audited)
  Net earnings (loss) from continuing operations               $       (108,846)   $         36,849    $        (58,211)
  Items not affecting cash                                              219,691             208,377             247,188
  Change in non-cash working capital                                     31,332              25,436              45,944
----------------------------------------------------------------------------------------------------------------------------
  Cash flow from operating activities                                   142,177             270,662             234,921
----------------------------------------------------------------------------------------------------------------------------
  Acquisition of property, plant and equipment                          (66,440)            (99,725)            (93,533)
  Change in investments                                                    (272)             (2,014)                  -
  Minority interest                                                        (584)                318              (2,025)
----------------------------------------------------------------------------------------------------------------------------
  Free cash flow                                               $         74,881    $        169,241    $        139,363
----------------------------------------------------------------------------------------------------------------------------


                                                                     (Restated)
                                                                      12 months
                                                                          ended
  (in thousands of Canadian dollars, except percentages)             Dec. 31/04
------------------------------------------------------------------------------------
                                                                    (unaudited)

  Earnings from continuing operations before interest, taxes,
  minority interest and other                                  $        117,699
  Other costs
  Amortization                                                          118,404
------------------------------------------------------------------------------------
  EBIIDA                                                       $        236,103
------------------------------------------------------------------------------------
  EBIIDA as a percentage of Net Sales                                     14.2%

                                                                  (not restated)
                                                                       12 months
                                                                           ended
                                                                      Dec. 31/04
  (in thousands of Canadian dollars)
------------------------------------------------------------------------------------
                                                                    (unaudited)
  Net earnings (loss) from continuing operations               $         33,123
  Items not affecting cash                                              147,601
  Change in non-cash working capital                                     15,426
------------------------------------------------------------------------------------
  Cash flow from operating activities                                   196,150
------------------------------------------------------------------------------------
  Acquisition of property, plant and equipment                          (83,673)
  Change in investments                                                  (2,014)
  Minority interest                                                       1,072
------------------------------------------------------------------------------------
  Free cash flow                                               $        111,535
------------------------------------------------------------------------------------




  (in thousands of Canadian dollars, except percentages)               Dec. 31/05         Dec. 31/04           Sep. 30/03
-------------------------------------------------------------------------------------------------------------------------
                                                                        (audited)        (audited)              (audited)
  Bank indebtedness                                            $        158,789    $           -       $        355,080
  Term bank loan                                                              -             324,836                   -
  Term debt                                                             297,623             321,517             404,598
  Cash                                                                        -            (112,088)                  -
-------------------------------------------------------------------------------------------------------------------------
  Net funded debt                                                       456,412             534,265             759,678
  Minority interest                                                         856              15,761              15,603
  Shareholders' equity                                                1,110,303           1,365,461           1,365,412
-------------------------------------------------------------------------------------------------------------------------
  Total capit2l;7ation                                         $      1,567,571           1,915,487    $      2,140,693
-------------------------------------------------------------------------------------------------------------------------
  Net funded debt to total capitalization                                 29.1%               27.9%               35.5%
-------------------------------------------------------------------------------------------------------------------------

40